FOR IMMEDIATE RELEASE
MAY 7, 1996

                     M-WAVE ANNOUNCES FIRST QUARTER LOSS
                    OPERATIONAL CHANGES BEING IMPLEMENTED

BENSENVILLE, ILL., MAY 7, 1996-M-Wave, Inc. (Nasdaq:MWAV), a leading manufacturer of printed circuit boards used in wireless communications such as cellular phones and direct broadcast satellite (DBS) television antennas, announced a net loss of $2.1 million, or $0.70 per share, for the first quarter of 1996, compared with earnings of $917,000, or $0.30 per share a year ago.

         Net sales were $6.3 million for the quarter, compared with $8.03 million a year ago. Joe Turek, chairman and CEO of M-Wave, noted that the loss was primarily the result of a slow down in orders from the company's largest customers as well as production problems, which resulted in higher than expected manufacturing costs and sales returns. The loss includes related inventory and accounts receivable writedowns.

         Turek stated that sales volumes and orders during the first quarter of 1996 were lower than anticipated due to overall slowness in the industries M-Wave serves, including the cellular industry. He noted that the company has experienced a reduction in orders from key customers that began in 1995, and is continuing in 1996. Management has previously disclosed its efforts to broaden its customer base and lessen its dependence on a few key customers and contracts.

         Turek said that the company has begun to make operational changes designed to enhance M-Wave's quality control and ability to manufacture highly complex products. These changes, which were developed by the company with the assistance of outside consultants, include a reorganization of the company's operating structure. Specifically, Mr. Turek said that M-Wave has designated teams which are responsible for each critical step in the manufacturing process, including quality, engineering and research and development. Turek also noted that the company plans to install an integrated computer network which would provide real time data on the status of product design, manufacturing, inventory and shipping.

         "Our goal is to be able to focus our core competencies and employee expertise on those projects that will bring the greatest returns," said Turek. "With greater overall control, and the proper financial incentives, we anticipate that this new structure will result in more efficient operations."

         Turek explained that the company continues to work to lessen its dependence on key customers and the maturing cellular industry by pursuing business opportunities in fields such as direct broadcast satellite, wireless communications and military electronics and avionics. According to Turek, P C Dynamics' 45,000 square foot manufacturing facility, which is being completed in Frisco, Texas, provides the company with the opportunity to increase its presence as a supplier of circuit boards to the military market. The company plans to commence manufacturing at this facility during the second quarter of 1996. Mr. Turek said that the company's results of operations in 1996 and beyond will depend on its ability to effectively use this facility and M-Wave's other manufacturing resources.

         Headquartered in the Chicago suburb of Bensenville, Illinois, M-Wave is a manufacturer of microwave printed circuit boards worldwide through its wholly owned subsidiaries, Poly Circuits and P C Dynamics. M-Wave's products are used in a variety of commercial and military applications including cellular systems, DBS, and personal communications systems. The company trades on the Nasdaq National Market under the symbol "MWAV."

                                 M-WAVE, Inc.
                      CONSOLIDATED STATEMENTS OF INCOME
                                 (Unaudited)





                                                Three months ended March 31,
                                               -----------------------------
                                                   1995            1996
                                               -------------   -------------
Net sales                                       $8,034,178      $6,256,558
Cost of goods sold                               5,498,377       8,090,779
                                               -------------   -------------
  Gross profit (loss)                            2,535,801      (1,834,221)

Operating expenses:
  General and administrative                       559,036         736,692
  Selling and marketing                            406,940         483,403
  Research and development                         112,264         121,355
                                               -------------   -------------
    Total operating expenses                     1,078,240       1,341,450

  Operating income (loss)                        1,457,561      (3,175,671)

Other income (expense):
  Interest income                                   80,277          29,551
  Interest expense                                 (15,999)        (58,004)
  Loss on disposal of assets                             0        (149,751)
                                               -------------   -------------
    Total other income (expense)                    64,278        (178,204)

    Income (loss) before income  taxes           1,521,839      (3,353,875)

Provision (credit) for income taxes                604,788      (1,227,531)
                                               -------------   -------------
Net income (loss)                                 $917,051     ($2,126,344)
                                               =============   =============
Net income (loss) per share                          $0.30           ($.70)

Weighted average shares                          3,067,867       3,020,375


               See notes to consolidated financial statements.

                        PART I - FINANCIAL INFORMATION
                         ITEM 1: FINANCIAL STATEMENTS

                                  M-WAVE, Inc.

                          CONSOLIDATED BALANCE SHEETS
                                  (unaudited)


                                                                        December 31,             March 31,
                                                                           1995                    1996
                                                                      ---------------         ---------------
                    ASSETS
CURRENT ASSETS:
    Cash and cash equivalents                                            $2,403,747               $222,402
    Marketable securities                                                $1,321,358             $1,008,615
    Accounts receivable,net of allowance
      for doubtful accounts of $10,000                                    4,106,494              4,108,655
    Inventories                                                           3,462,200              2,595,591
    Refundable income taxes                                                 639,112                901,924
    Deferred income taxes                                                   154,682                707,373
    Prepaid expenses and other                                              331,010                219,293
                                                                      ---------------         ---------------
        Total current assets                                             12,418,603              9,763,853
PROPERTY, PLANT AND EQUIPMENT:
    Land, buildings and improvements                                      2,680,882              6,012,230
    Machinery and equipment                                              10,043,357             10,991,914
                                                                      ---------------         ---------------
        Total property, plant and equipment                              12,724,239             17,004,144
    Less accumulated depreciation                                        (2,629,466)            (2,973,749)
                                                                      ---------------         ---------------
        Property, plant and equipment-net                                10,094,773             14,030,395
GOODWILL                                                                    873,636                848,190
OTHER ASSETS                                                                 20,811                 23,357
                                                                      ---------------         ---------------
TOTAL                                                                   $23,407,823            $24,665,795
                                                                      ===============         ===============
          LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable                                                     $1,734,831             $2,314,096
    Accrued expenses                                                      1,163,692              1,476,976
    Current portion of long-term debt                                       409,338                603,617
                                                                      ---------------         ---------------
        Total current liabilities                                         3,307,861              4,394,689

DEFERRED INCOME TAXES                                                       723,130                723,130
LONG-TERM DEBT                                                               11,239              2,308,726
STOCKHOLDERS' EQUITY:
    Preferred stock, $.01 par value; authorized, 1,000,000
      shares; no shares issued
    Common stock, $.01 par value; authorized, 10,000,000
      shares; 3,040,375 shares issued and 3,020,375 shares
      outstanding at December 31, 1995 and March 31, 1996                    30,404                 30,404
    Additional paid-in capital                                            7,488,422              7,488,422
    Retained earnings                                                    11,966,767              9,840,424
    Treasury stock:  20,000 shares, at cost                                (120,000)              (120,000)
                                                                      ---------------         ---------------
        Total stockholders' equity                                       19,365,593             17,239,250
                                                                      ---------------         ---------------
TOTAL                                                                   $23,407,823            $24,665,795
                                                                      ===============         ===============



               See notes to consolidated financial statements.

                                 M-WAVE, Inc.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (unaudited)





                                                                        Three months ended March 31,
                                                                      --------------------------------
                                                                           1995              1996
                                                                      --------------     -------------
OPERATING ACTIVITIES:
  Net income (loss)                                                       $917,051        ($2,126,344)
  Adjustments to reconcile net income (loss) to net cash flows from operating activities:
      Depreciation and amortization                                        256,946            369,729
      Deferred income taxes                                                144,264           (552,691)
    Changes in assets and liabilities:
      Accounts receivable-trade                                         (1,127,451)            (2,161)
      Insurance proceeds receivable                                        400,000                  0
      Inventories                                                         (885,990)           866,609
      Income taxes                                                         431,680           (262,812)
      Prepaid expenses and other assets                                     38,650            109,171
      Accounts payable                                                     533,992            579,266
      Accrued expenses                                                    (363,915)           313,284
                                                                      --------------     -------------
         Net cash flows from operating activities                          345,227           (705,949)
                                                                      --------------     -------------

INVESTING ACTIVITIES:
  Purchase of property, plant and equipment                             (1,648,173)        (4,279,905)
  Redemption of marketable securities                                            0            312,743
  Collection of notes receivable                                             4,678                  0
                                                                      --------------     -------------
         Net cash flows from investing activities                       (1,643,495)        (3,967,162)
                                                                      --------------     -------------

FINANCING ACTIVITIES:
  Common stock issued upon exercise of stock options                        17,062                  0
  Mortgage debt incurred                                                                    2,496,007
  Payments on capital leases                                                (8,738)            (4,241)
                                                                      --------------     -------------
         Net cash flows from financing activities                            8,324          2,491,766
                                                                      --------------     -------------

NET DECREASE IN CASH AND CASH EQUIVALENTS                               (1,289,944)        (2,181,345)

CASH AND CASH EQUIVALENTS - Beginning of period                          6,868,823          2,403,747
                                                                      --------------     -------------
CASH AND CASH EQUIVALENTS - End of period                               $5,578,879           $222,402
                                                                      --------------     -------------


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
                                                                           1995              1996
                                                                      --------------     -------------
    Cash paid during the period for interest                                                  $58,004


        See notes to consolidated financial statements.